Vibe Ventures Inc.

Room 1707, 17th Floor CTS Center

219 Zhong Shan Wu Road

Guangzhou, PR China

United States Securities and Exchange Commission

Washington. D.C. 205494

Attention: Mark P. Shuman

Legal Branch Chief

RE: Vibe Ventures Inc.

Registration Statement on Form S-1/A

Filed April 4, 2011

File No. 333-164081

April 25, 2013

Dear Mr. Shuman,

We have received your letter dated March 27, 2013. We are in the process of receiving a new auditor’s report and consent for our updated financial statements for Vibe Ventures Inc. and we will need an additional 15 business days to file an amendment.

Sincerely,

Hong Mei Ma

vibeventuresinc@gmail.com